

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2023

Boris Kogut
Director and Chief Executive Officer
Golden Credit Card Limited Partnership
c/o Golden Credit Card GP Inc.
200 Bay Street, 12th Floor
Royal Bank Plaza, South Tower
Toronto, Ontario M5J 2J5

> **Re: Golden Credit Card Limited Partnership**
> **Golden Credit Card Trust**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed June 7, 2023**
> **File Nos. 333-269709 and 333-269709-01**

Dear Boris Kogut:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 9, 2023 letter.

Registration Statement on Form SF-3

General

1. We note your response to our prior comment #3 indicating that the Series Ownership Interests are being registered concurrently with the Notes under your registration statement. Please revise the front cover of your registration statement to identify the issuer of the Series Ownership Interests, and if such entity is not already a co-registrant on your registrant statement, please add such entity as a co-registrant with your next amendment and make any other necessary revisions to your registrant statement.

Form of Prospectus
Part I - The Series 202[ ]-[ ] Ownership Interest and the Notes
Certain Features of Series 202[ ]-[ ] Ownership Interest and Notes
Swap Agreement
The Swap Counterparty, page 76

2.   We note your response to our prior comment #6 as well as your newly-added bracketed disclosure indicating that, in the event that RBC is the swap counterparty and the significance percentage is greater than 10%, RBC likely would choose to incorporate by reference the financial information contained in its most recent Annual Report filed on Form 40-F in order to provide two years of financial information. Please revise your bracketed disclosure to indicate that RBC would instead incorporate by reference the financial information contained in its two most recent Annual Reports filed on Form 40-F in order to provide financial information for each of the last three fiscal years as required by Item 1115 of Regulation AB. See Item 1115(b) of Regulation AB and Instruction 4 to Item 1114(b) of Regulation AB.

       Please contact Jason Weidberg at 202-551-6892 or Benjamin Meeks at 202-551-7146 with any questions.

                                           Sincerely,

                                           Division of Corporation Finance
                                           Office of Structured Finance